Exhibit (c)(iii)(A)

Budget Speech

2014-15

Budget Paper No. 1

Circulated by The Hon. Andrew Constance MP, Treasurer,

and Minister for Industrial Relations, New South Wales

New South Wales

2014-15 Budget Speech

Delivered on 17 June 2014 by

The Hon. Andrew Constance MP Treasurer, and Minister for Industrial Relations, New South Wales

Madam Speaker

I can declare today to the people of this great state: New South Wales is back in the game.

Our budget is powerfully positioned. Net debt is down, expenses are under control, the triple-A credit rating is maintained.

New South Wales today is:

•	growing at three times the rate of Queensland and Victoria

•	housing approvals are at the highest levels in over a decade

•	we have strong jobs growth with around 114 000 created since 2011

•	we have an infrastructure build exceeding $61 billion

•	our economy is strong in response to the government’s agenda.

In three years of hard work, the New South Wales Government has done the repair job on the foundation of our economy, the New South Wales budget.

When we came to office New South Wales lagged on all economic fronts. We were lagging on jobs growth, productivity, housing approvals and business confidence. We were facing years of deficits and high net debt courtesy of the legacy left by those opposite.

We took on the challenge of repairing the budget and rebuilding New South Wales.

We took on the challenge of reining in spending and putting policies to work such as the Jobs Action Plan and the Building the State housing strategy to grow the economy, and restore New South Wales to Number 1.

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In three short years we have seen New South Wales rise again to become the powerhouse of the nation.

Every dollar spent by this government is spent with purpose and respect for the hard working men and women of our great state, who steadfastly contribute to our social and economic strength.

Regardless of where you live in New South Wales, nothing galls people more than wasteful spending by government and a reluctance to invest in the things that matter most to people and their community. It is why we have, and why we will continue to, live within our means.

Necessary budget repair means our fiscal position is better placed to fulfill the state’s potential. Coupled with our commitment to the infrastructure that will rebuild New South Wales, we will strengthen our resolve to enshrine fiscal responsibility as part of every action we take.

Maintaining the triple-A credit rating is a choice, but it is a choice to which we are 100 per cent committed.

We now enter the new financial year with a confidence and the capacity to invest where we need to, to unleash the opportunities for improved productivity and economic growth.

We are now in control of the budget. It’s no longer in control of us.

This is a strong, sound and responsible budget. It is a budget designed to ultimately bring out the best in people and support individual opportunity.

It’s a clear demonstration of the importance of maintaining expense control. Whilst I remain Treasurer there will be no back sliding on expenditure control that this government enshrined in the Fiscal Responsibility Act 2012.

The challenge of the next decade is how the state budget can be harnessed to rebuild and advance New South Wales. To invest for its people, its businesses and its communities.

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Our vision is threefold:

•

to unleash our global city’s economic and social prosperity by delivering world class transport and motor networks. One hundred years ago our transport system was the envy of the world – today the community sees that it is failing them

•

in country New South Wales we must unlock our freight pinch points and build new roads, dams and water pipelines so our farmers can respond to one of the greatest challenges of the 21st century – food security. Getting our produce and minerals to our ports with ease and at low cost so we can capitalise on our proximity to Asian markets and customers

•	finally and most importantly, we want to give every member of our community, whether they live in the regions or in the suburbs, the opportunity in life to reach their full potential.

We are a government that builds. We’re not building for election purposes, we’re building for our future – for our children’s future.

Each year a Sydney commuter, who goes to and from home, is subject to an extra 185 hours of travel time per year due to congestion. Stranded on a train platform, or sandwiched on a bus, sitting in a car on the M4, M5, M1, or on roads like Victoria, Parramatta, The Spit or the Princes Highway.

An extra 185 hours equates to losing a full week, every year stuck in traffic. Every year, it’s costing the people of New South Wales $5 billion.

We could, as Labor did, put up the ‘no vacancy’ sign, declare it all too hard, and not build for our future. Alternatively, we can take action to deliver generations of benefits.

The money to rebuild New South Wales must come from somewhere. Our best option is to recycle capital from our existing infrastructure. It doesn’t place a debt burden on our children, or a tax burden on enterprise.

This enables the Government to build more productive assets for the people of New South Wales.

Any capital investment made by this government will adhere to the Fiscal Responsibility Act. All actions of this government through our budget must enhance and protect our triple-A credit rating.

It is what we have been doing in recent years, and what we will continue to do.

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Three years ago we were told we faced a budget deficit of $2.4 billion in 2014-15. The Liberals and Nationals chose to act, and close this unacceptable deficit. At each and every step we took to repair the budget, we were opposed by New South Wales Labor.

I can report today that the budget surplus for 2013-14 stands at almost $1 billion, with a deficit of $283 million forecast in 2014-15.

For these two years a $3.6 billion combined deficit was expected. We now have a combined surplus of around $705 million. Across the forward estimates a further $4.5 billion in surpluses is projected.

Most of this change in fortune comes from the improving New South Wales economy. Government policies to grow the State are beginning to bear fruit.

This outcome exceeds forecasts and is testament to the responsible fiscal management of the government. Had it not been for re-profiling of Commonwealth funding for the Pacific Highway, the budget would be in surplus in 2014-15.

On a like for like basis, with the accounting rules which applied during the Labor years, the 2013-14 and 2014-15 results would have been $2.5 billion and $1.2 billion surpluses respectively.

Over the forward estimates, and again applying a like for like basis, the surpluses would stand at a collective $8 billion. This clearly shows the incredible turnaround since we came to office.

Labor’s ill-discipline allowed expenditure growth to outpace revenue growth, contributing enormously to their bad budget outcomes.

By ensuring expenditure growth does not exceed long-term revenue growth, we have imposed proper budget discipline. The results of this are evident.

The legacy of Labor’s ill-discipline was a net debt expected to exceed $20 billion this year. It now stands at $8.6 billion.

We’ve more than halved net debt, giving us enormous capacity to invest in productive infrastructure.

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This year alone we are investing $15 billion across metropolitan and regional New South Wales, but doing so in a responsible way. We are investing in capital commensurate with our fiscal position.

Last month the Liberal Nationals Government finalised the Newcastle Port transaction. It’s a textbook study in managing our assets. Grossing $1.75 billion, the transaction proceeds exceeded expectations.

But this is not about money. It was a vision to rejuvenate our second largest city, by re-investing hundreds of millions of dollars.

Infrastructure

Madam Speaker

We are not here to claim that we have accomplished all that we have set out to do. We are just getting started.

Over the coming four years $61.5 billion will be spent on productive infrastructure projects. These will modernise, de-congest and renovate the state. This year we are delivering:

•	$863 million for the North West Rail Link

•	$103 million for South West Rail Link

•	$265 million for the CBD South East Light Rail

•	$398 million for the 33 kilometre WestConnex motorway.

And in the years ahead:

•	$400 million for the NorthConnex project – a long needed road to take trucks off suburban streets

•	$3.9 billion for water and waste water projects to service urban development across Sydney, the Illawarra and Blue Mountains.

They’re all projects that will get people moving. They’ll accelerate New South Wales.

Today I can announce that we are funding feasibility studies for a Northern Beaches motorway tunnel, an extension of the F6 and route corridor for the M9 – North, South and West.

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I am also proud to announce a range of funding reservations from the New South Wales Government’s Restart NSW Fund, including $400 million for stage 1 of Parramatta Light Rail. This would bring our second largest CBD into line with Sydney and Newcastle when it comes to light rail transformation.

Projects that are funded from Restart NSW benefit from the proceeds of the recent Port transactions and windfall tax gains.

In Parramatta, our decision to relocate close to 1000 public servants, with more to come, will transform Western Sydney.

I am also pleased to announce additional amounts will be reserved in Restart New South Wales for the people of the Hunter, including $100 million for the Hunter Infrastructure Fund.

Restart funds are also being reserved for:

•	$83 million for a South Western Sydney Housing Acceleration Fund

•	$177 Million for a second Clarence river crossing at Grafton

•	$325 million for Water Security for the Regions

•	$110 million for Regional Tourism Infrastructure

•	$200 million for a Regional Freight Pinch Point and Safety Program, which will target the Bells Line of Road, Golden Highway, Kings Highway and GoCup road.

This has all been made possible by the hard and tireless work of Premier Baird when he was Treasurer.

Premier Baird also protected windfall tax revenues from being squandered, by locking them into Restart.

People: Our Motivation

Madam Speaker

This is not just about numbers, it is about people. It is about the quality of life and aspirations of our citizens. It is about who we are.

If you manage your budget, you can build and run services that help everyone with their day to day lives.

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For First Home Buyers

It goes without saying the Aussie aspiration of owning a home can be a nightmare. The property ladder is often out of reach.

But today I can confirm we’re attempting to provide a leg up.

From July 1, first homebuyers will be eligible for the First Home Owners Grant on new homes worth up to $750,000. It’s a $100,000 increase to the threshold.

But that’s not our only strategy to make owning a home easier.

In this budget, we’re providing more than $60 million to local government to deliver essential infrastructure to support new housing development.

It means more available land. It means more affordable housing. It means accelerating the New South Wales housing sector.

New South Wales is doing everything possible to give confidence to foreign investment in our state. However, it is not appropriate that New South Wales taxpayers continue to subsidise foreign investors. For this reason, from July 1, the New Home Owners Grant will only benefit Australian citizens and permanent residents.

Business

The Government will continue to extend its support to small business through red tape reduction and payroll tax relief under the Jobs Action Plan.

I am pleased to also confirm today a WorkCover premium reduction of 5 per cent. That is on top of the 12.5 per cent premium reduction to business in last year’s cycle. These reductions enable business to invest back into safer work places, and at the same time generate employment.

This is a government that has generated around 114 000 jobs since coming to office. We are also pleased to announce further incentives for business to grow by removing three business taxes from 1 July 2016. The taxes to be abolished include stamp duty on business mortgages, unlisted marketable securities and transfer duty on non-real business transfers.

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Budget Details

Madam Speaker

In this year’s budget we are funding the largest rail and road projects in the nation’s history and the most ambitious hospital rebuilding program ever seen. By moving more resources to our front line, while getting efficiencies from our back office and not further burdening taxpayers, we have delivered some of the best services in the world. In fact, in the past three years our reforms have delivered 8000 new frontline staff. That is more nurses, doctors, teachers and police in all communities across New South Wales.

There are 755 new teachers who have helped make our schools the envy of all the states. Today I can also announce that in this year’s budget 309 new police officers will contribute to a total of 16,665 police officers across the State by August 2015.

Health

One of the greatest achievements of this government has been to change the culture in our health system, devolve decision making to district board level and invest in hospital services at record levels.

This year’s budget will fund 1.29 million acute inpatient treatments and 2.77 million emergency department attendances.

Since coming to office we have employed 4100 nurses.

Today, I can announce that 115 new clinical nurse educators and midwife educators and specialists will be funded.

I can also confirm $1.3 billion in capital works for Health.

A centrepiece of this budget is the rebuilding of Westmead Hospital, one of the biggest hospitals in the southern hemisphere. We are also announcing redevelopments of St George, Sutherland, Gosford and a new hospital on a greenfield site – Byron Central Hospital.

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Continuing hospital construction works at Blacktown, Campbelltown, Hornsby, St George emergency department, Sutherland Hospital, Wagga Wagga, Dubbo, Tamworth, Bega, Parkes, Forbes, Port Macquarie, Lismore and Kempsey will also be funded. Further money is being invested to plan future capital works in other hospitals, including Wyong.

We are also investing in a public private partnership at the recently announced Northern Beaches Hospital.

We are also investing in our future health workforce, and I am pleased to confirm a $9 million grant to start construction of the new Campbelltown Hospital Clinical school in partnership with the University of Western Sydney.

We are allocating $9.3 million to commence redevelopments of John Hunter Children’s Hospital paediatric and neonatal intensive care units.

We are building new ambulance stations: at Penrith, Liverpool, Bankstown, Blacktown and Kogarah and work will also continue at Bega, Kempsey and Albury.

Other additional expenditure in the 2014-15 budget includes:

•	$300 million to meet increased demand for hospital and emergency department services

•	$220 million to retain patient services previously funded by the Commonwealth under National Partnership Agreements

•	$92 million for medical research

•	$70 million for patient centred initiatives

•	$29 million for new mental health initiatives.

Transport

The commuters of New South Wales will have noticed a difference already in the performance of the state’s rail network. They know that the magnitude of the task at hand cannot happen overnight. In three short years the Transport Minister has started to clear the infrastructure backlog we inherited.

And there’s no better way to show that, than with a simple little card we call the Opal.

There have now been well over 2 million trips taken using the tap on, tap off smart card.

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250 thousand people now have them – and that will grow rapidly, as more bus routes receive the technology in coming months. Light Rail will follow next year. Funding of $157 million has been set aside in this budget to make it all happen.

This year we have also invested:

•	$265 million to commence construction of the high capacity CBD South East Light Rail network

•	$103 million to finalise construction of the South West Rail Link

•	$66 million for the upgrade of Wynyard Station.

Roads

Sydney is chocked with congestion and we are tackling the problem.

Highlights in this year’s budget include:

•	$398 million to WestConnex

•	$208.5 million for Western Sydney Roads.

This year in partnership with the Commonwealth we are investing $1.2 billion into the Pacific Highway, including $220 million to start construction between Woolgoolga and Ballina, $155 million to start construction of dual carriageways between Warrell Creek and Nambucca Heads, $135 million to start construction of the dual carriageway upgrade from the Oxley Highway to Kundabung and $69.5 million to start work on the dual carriageway upgrade between Kundabung and Kempsey.

We are committing $1.1 billion over 10 years to the Princes Highway. In this year’s budget, there is $185 million in state funding to the Princes Highway including $80 million to start building the Foxground and Berry bypass, $5 million to start building the realignment at Termeil Creek and $2 million to continue the planning of Dignam’s Creek realignment.

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Education

Local Schools, Local Decisions and the Smart and Skilled reforms are among the proudest reforms of this government. This year’s education budget is boosted by $612 million.

Budget highlights include:

•	$230 million for National Education Reform

•	$119 million for Early Childhood

•	$95 million towards Smart and Skilled.

We are also focussed on apprentices. The Premier recently announced that in delivering our infrastructure program, we will ensure the creation of at least 1000 new apprenticeships. Bidders for government infrastructure projects will need to meet minimum requirements for apprenticeship creation.

Environment

This is a government that isn’t interested in politics when it comes to delivering for our environment. We get on with the job.

This year we are committing:

•	$142 million to operate a modern and independent Environment Protection Authority

•	$103 million for the Environment Trust

•	$38.2 million for the Western Sydney Parklands Trust

•	$102 million for public parklands and gardens throughout the state

•	$39 million to reduce fire risk in National Parks

•	$38 million to manage pest animals and weeds in National Parks

•	$26 million to help local councils to implement coastal and floodplain management plans.

We are also delivering an increase of $78 million over four years for the Rural Fire Service to increase overall capacity and preparedness, for whatever mother nature throws at us.

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Vulnerable People

You test the heart of a government when it comes to the treatment of the most vulnerable and those in need of support.

This budget is not just about cement, not just about steel and timber – it’s about our obligation to defend those in need.

Every child is entitled to a safe home, and it pains me that right now, we have too many children at risk of harm.

Today the New South Wales Government is announcing half a billion dollars in new money to protect those children from abuse. Nothing sickens me more than those who abuse a child. Unfortunately we still see horrendous situations where an innocent child suffers.

This $500 million investment over four years will enable case workers to spend more time helping vulnerable children, by freeing them from piles of paperwork. By giving them mobile technology, caseworkers no longer need to spend hours in the office. Instead, caseworkers can actually do their job protecting children.

National Disability Insurance Scheme

Madam Speaker

When I was Minister for Disability Services, I met the families that politicians traditionally call vulnerable.

But they aren’t – they are some of the strongest, most inspiring and brilliant people.

And that is why we are progressing with the rollout of the National Disability Insurance Scheme. Whilst implementation is challenging we must never lose sight of the end game – to empower people with disability to have choice and control of their lives.

Today we are investing $587 million to deliver Ready Together, to assist people move to the NDIS and $30 million towards new accommodation for people with disability in the Hunter Residential Centres.

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Pensioner and Seniors Concessions

Madam Speaker

As we’ve discussed in weeks past, the Federal Budget ripped out more than $450 million over four years to assist the state give discounts for pensioners and seniors.

I confirm the New South Wales Government will fill the gap left to us by Canberra in 2014-15.

In the coming year, no senior or pensioner already struggling with the cost-of-living will face an increase in ticket prices or bills because of a funding cut by Canberra.

We will continue to demand that Canberra reinstate its contribution to assistance for the state’s pensioners and seniors.

The Commonwealth Budget

Madam Speaker

There is no point pretending that the broken agreements of the Federal Budget won’t hurt the people of New South Wales. However, the prudent decisions this government has taken over three years means we are able to cushion the blow of these cuts.

The Commonwealth should suspend its cuts until a review of the federation can be completed.

In the next four years alone, $2.0 billion will be wiped off our books with National Partnerships and agreements in health, education and pensioner and senior concessions cut off by Canberra.

Beyond the forward estimates the problem grows – leaving the states $80 billion worse off.

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Electricity Distribution Network

Madam Speaker

In the years ahead people will look back on this budget as the one that started the process of rebuilding and transforming New South Wales.

We now seek to implement the policy position of Bob Carr, Michael Egan, Morris Iemma and Michael Costa to release the value in the electricity distribution network.

This will clear Labor’s infrastructure backlog and accelerate projects that will get the state moving.

We know what is coming, because we have seen it before.

The unions and their parliamentary representatives will claim disasters of biblical proportions. But let us speak honestly. The facts don’t support their case.

New South Wales Labor has failed to explain how the lease of electricity network businesses would lead to increased prices. In fact, whilst network costs reduced in real terms in Victoria by 18 per cent, over the same period network costs rose 122 per cent in New South Wales, driving household bills through the roof. New South Wales Labor burdened electricity consumers with a 60 per cent price hike when they were last in office.

Network costs are regulated by the Australian Energy Regulator, a Commonwealth body. The discipline of private sector investment, be it through the nation’s superannuation funds or a publicly listed company will help drive out union featherbedding. It will clean up inefficiencies in management and maintenance and prevent Labor governments from using the networks as a cash cow. This will deliver enormous benefits to consumers.

Labor wanted to conduct this very transaction, but was tied down by union influence.

So this is the clear choice.

It’s a choice between a government that wants to unlock the investment potential in this state and create individual opportunity, as opposed to those who want to stand still.

It’s a choice between a government that wants to build, as opposed to those who want to destroy.

It’s a choice between accelerating New South Wales or putting us in reverse.

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Conclusion

Madam Speaker

Three years into the privilege of governing, we have a lot of which to be proud. It’s been a journey where we’ve grown the economy, created jobs, boosted housing supply and started to transform our roads and railways.

It’s a point in time that marks the change from repair – to the rise of New South Wales.

It also bears the fruits of the hard yards we’ve done to control our expenses.

We’ve got our house in order and this budget will reinforce that ongoing commitment.

When we came to government, New South Wales was last in almost every economic indicator. We were dragging… burdened… idle.

If we had not taken the urgent action that we did three years ago, the people of New South Wales would today be hearing about a $4 billion deficit.

Labor were slowly boiling the finances of New South Wales – and we had nothing to show for it.

Today I can confidently declare: we are now in control of the budget, the budget is not in control of us.

We are rebuilding New South Wales.

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